Nathaniel S. Gardiner
617.239.0293
fax 617.316.8426
ngardiner@eapdlaw.com
December 21, 2007
BY FAX: (202) 772-9217
AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Re:	Bentley Pharmaceuticals, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 Commission File No. 1-10581
Dear Mr. Rosenberg:
As discussed with Sasha Parikh, Staff Accountant, on December 19, 2007, with respect to the Staff’s comment letter dated December 7, 2007, Bentley Pharmaceuticals, Inc. plans to file its response on or before January 9, 2008.
If you require any additional information concerning the Form 10-K, please contact Matthew Benson at (617) 239-0173 or me at (617) 239-0293. Thank you for your attention to this matter.
Very truly yours,
/s/ Nathaniel S. Gardiner
Nathaniel S. Gardiner

cc:	Richard P. Lindsay (Bentley Pharmaceuticals, Inc.)
Matthew J. Benson, Esq.